SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant’s Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [A]            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ] No [A]

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 May 2004	FLETCHER CHALLENGE FORESTS LIMITED

P M GILLARD
SECRETARY

TO:	THE BUSINESS EDITOR

From:	Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
	Telephone:	64-9-571 9846
	Fax:	64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

TENON QUERIES UNAUTHORISED RUBICON “INDUCEMENT” PAYMENTS

Auckland, 27 May, 2004 – The Independent Directors of Tenon Limited have today filed a complaint with the Takeovers Panel that Rubicon has made an unauthorised variation to its partial takeover Offer, by offering inducements to third parties to encourage acceptance by Tenon shareholders of Rubicon’s Offer for Tenon shares.

Rubicon announced yesterday that it would pay a handling fee of between $50 and $750 per acceptance to Trading Participants on the NZX, who procure acceptance of its Offer from Tenon shareholders.

The Independent Directors consider that the introduction of the handling fee within the 14-day period prior to the closing date for the Rubicon Offer (during which no changes can be made to the Offer), constitutes an unauthorised change in the terms of the Offer.

The Independent Directors feel bound to advise shareholders that they believe an unauthorised inducement is being offered, and that they are seeking the views of the Takeovers Panel on this important issue.

The Independent Directors are aware that there is precedent for the action Rubicon has taken, and that no reputable broker or adviser would fail to advise their clients that they were receiving a benefit if their clients agree to sell their Tenon shares to Rubicon. However, the inducement payment should have been included in the formal Offer or in a variation sent to all shareholders in a timely manner, and prior to the 14-day period referred to above, to ensure that shareholders were adequately informed about this important issue.

The Independent Directors are also extremely concerned that, given the late stage of the Rubicon variation, being a week before the Rubicon offer closes, Rubicon has made it practically impossible for the Independent Directors to effectively communicate directly with shareholders on this issue.

ENDS